TOUCAN CORP.

Sabanilla de Montes de Oca, Urbanizacion Carmiol, Casa 254, San Jose, Costa Rica

Agust 26, 2014

Mrs. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Toucan Corp.

Registration Statement on Form S-1

Filed on: April 15, 2014

File No. 333-195267

Dear Mrs. Krebs,

We received your oral coment dated August 26, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2014:

We have revised and updated the table to the most recent quarter, following your oral comment. The most recent quarterly stock holder equity equals (-1). We have also showed the calculations:

	$90,000 3,000,000 x$ 0.03	$67,500	$45,000	$22,500
Offering price	$0.03	$0.03	$0.03	$0.03
Net tangible book value per common share offering	$0.0000 ((-1)/4,000,000))	$0.0000	$0.0000	$0.0000
Increase per common share attributable to investors	$0.0111 (Pro forma net tangible book value per common share after offering - Net tangible book value per common share offering) (0.0111-0.0000)	$0.089	$0.0060	$0.0022
Pro forma net tangible book value per common share after offering	$0.0111 ((amount of new funding + stock holder equity)/shares after offering) ((90,000+(-12,000)+(-1))/7,000,000)	$0.0089	$0.0060	$0.0022
Dilution to investors	$0.0189 (offering price - book value after offering per share (0.03-0.0111)	$0.0211	$0.0240	$0.0278
Dilution percentage of offering price	63% (dilution to investor / offering price) (0.189/0.03)	70%	80%	93%

This letter responds to all comments contained in our oral conversation dated August 26, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Mikhail Bukshpan

toucancorp@gmail.com

1-514-448-4530

Thank you.

Sincerely,

/S/ Mikhail Bukshpan

Mikhail Bukshpan, President